UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of
Securities and Similar
Investments in the Custody of
Management Investment
Companies
Pursuant to Rule 17f-2 [17
CFR 270.17f-2]

1.	Investment Company Act File Number:
811-2354
Date examination
completed:
June 27, 2014
2.	State identification
Number:



AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3.	Exact name of investment company as specified in
registration statement: BLACKROCK LIQUIDITY FUNDS


4.	Address of principal executive officer (number, street, city, state, zip code):
100 Bellevue Parkway, Wilmington, DE  1980


June 30, 2014

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:	Rule 17f-2
	BlackRock Liquidity Funds
	Registration No. 811-2354, CIK No. 0000097098

Ladies and Gentlemen:

Enclosed is a copy of Form N-17f-2, along with our related report, dated June 27, 2014, on our examination of the investment portfolios of BlackRock FedFund and BlackRock TempFund, two of the ten series comprising
BlackRock Liquidity Funds, as of the close of business on May 31, 2014.

Yours truly,

/s/ Reese Blair

Reese Blair
Partner


Enclosure





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BlackRock Liquidity Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that BlackRock FedFund and BlackRock TempFund
(collectively, the "Funds"), two of the ten series comprising the BlackRock Liquidity Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 30, 2014, and from October 30, 2013 (the date of our last examination) through May 30, 2014. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company
Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 30, 2014, and with respect to agreement of tri-party repurchase agreement purchases and maturities, for the period from October 30, 2013 (the date of our last examination) through May 30, 2014:

*	Confirmation of all underlying collateral on tri-
party repurchase agreements entered into with PNC Bank, N.A. ("PNC") and held in book entry form for the account of PNC, by The Federal Reserve Bank of Cleveland;

*	Reconciliation of all tri-party repurchase agreements
entered into with PNC to the books and records of the Funds and BNY Mellon (the Custodian of the Funds);

*	Agreement of one tri-party repurchase agreement
purchase and one tri-party repurchase agreement maturity since our last report from the books and records of the Funds to subsequent settlement in cash records provided by the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

The Funds are subject to the requirements under Rule 17f-
2 of the Act in order to comply with an exemptive order from the Securities and Exchange Commission.

In our opinion, management's assertion that BlackRock
FedFund and BlackRock TempFund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 30, 2014, and from October 30, 2013 (the date of our last examination) through May 30, 2014, with respect to certain securities reflected in the investment account of the Funds is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of BlackRock
Liquidity Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 27, 2014


Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of the BlackRock FedFund and BlackRock TempFund (collectively, the "Funds"), two of the ten series comprising the BlackRock Liquidity Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment Company," of the Investment Company Act of 1940, as amended (the
"Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 30, 2014, and from October 30, 2013 (the date of our last examination) through May 30, 2014.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 30, 2014, and from October 30, 2013 (the date of our last examination), through May 30, 2014, with respect to certain securities reflected in the investment account of the Funds.

The Funds are subject to the requirements under Rule 17f-
2 of the Act in order to comply with an exemptive order from the Securities and Exchange Commission.


/s/ John M. Perlowski
John M. Perlowski, President and Chief Executive Officer


/s/ Neal J. Andrews
Neal J. Andrews, Chief Financial Officer










R:\DOC\0449\04494301.doc, 06/30/14, 1:21 PM